S&W Announces Results for the Third Quarter of Fiscal Year 2014

For Immediate Release

Company Contact:
Matthew Szot, Chief Financial Officer
S&W Seed Company
Phone: (559) 884-2535
www.swseedco.com

Investor Contact:
Joe Dorame, Robert Blum, Joe Diaz
Lytham Partners, LLC
Phone: (602) 889-9700
sanw@lythampartners.com
www.lythampartners.com

FIVE POINTS, California – May 14, 2014 – S&W Seed Company (Nasdaq: SANW) today announced financial results for its third quarter of fiscal 2014 ended March 31, 2014.

Third Quarter Overview:

- Third quarter revenues were $8.1 million compared to $4.2 million in the comparable quarter of fiscal 2013;
- Gross margins improved to 20.3% during the third quarter compared to adjusted gross margins of 8.8% for the third quarter of the prior fiscal year;
- Fourth consecutive quarter of year-over-year improvement in gross margins;
- Third quarter Adjusted EBITDA for the seasonally slow third quarter (see Table A) improved by $648,000 to $(20,000), compared to the third quarter of last year of $(668,000);
- Net loss per basic and diluted share of ($0.03) for the third quarter improved compared to adjusted net loss per basic and diluted share of $(0.07) in the period a year ago and compared to GAAP net loss per basic and diluted share of $(0.21).

Quarterly Results

For the third fiscal quarter ended March 31, 2014, S&W reported revenues of $8.1 million versus $4.2 million in the comparable period of the prior year. Revenues during the quarter were above the company's stated expectations and primarily driven by an increase in domestic orders.

Gross margins improved to 20.3% during the third quarter compared to adjusted gross margins of 8.8% in last year's third quarter, which excluded a $1.8 million inventory valuation charge for stevia recorded in the third quarter of the prior year. Gross margins improved for the fourth consecutive quarter as a result of the company's success in maximizing value of its seed inventory through a series of initiatives, including its optimization program.

Selling, general and administrative expenses ("SG&A") for the third quarter totaled $1.7 million compared to $1.3 million for the comparable period of the prior year. The increase in SG&A expense versus the prior year was primarily due to the acquisition of SGI which closed on April 1, 2013 and therefore was not included in the third quarter results in the comparable period of the prior year. Also, included in SG&A last year was $133,000 of acquisition related expenses. Non-cash stock-based compensation totaled $215,000 in the current quarter versus $179,000 in the comparable period in the prior year.

Net loss for the third quarter of fiscal 2014 was $(399,000), or $(0.03) per basic and diluted common share, compared to a net loss of $(1,872,000), or $(0.21) per basic and diluted common share during the third quarter of last year. Excluding the effects of the $1.8 million inventory valuation charge for stevia and a $133,000 impact on SG&A due to acquisition related expenses last year (see adjusted statement of operations), net loss would have been $(640,000), or $(0.07) during the third quarter of fiscal 2013.

Adjusted EBITDA, a non-GAAP metric (see Table A), for the third quarter of fiscal 2014 improved by $648,000 to $(20,000), compared to the third quarter of last year of $(668,000);

Outlook

Based upon the evaluation of information currently available to management, the company estimates revenues for the fourth quarter to be approximately $20 to $22 million, compared to revenues of $12.7 million in the fourth quarter of last year.

Management Discussion

Mark Grewal, president and chief executive officer of S&W Seed Company, commented, "We continued to execute operationally on our plan throughout the third quarter, which resulted in solid shipments of seed and a focus on driving improvements in gross margins to 20.3% compared to 8.8% last year. Strategically, we added new distributors domestically which should bode well for our continual growth in the U.S. markets over the coming years; we worked to expand the production capacity of our elite S&W varieties in Australia through a series of meetings with potential new growers in the country; and we executed on a number of steps to expand the addressable market opportunity for S&W through increased opportunities in the dormant market."

Mr. Grewal continued, "Our near-term focus is now squarely on the upcoming harvest and fall planting season, where sales have already commenced and will continue over the coming months. The market continues to be dynamic, especially in parts of the Middle East due to higher lead in inventory levels of non-proprietary varieties from last year and labor issues that we have previously discussed. Meanwhile, the market in parts of Northern Africa and Mexico continue to remain strong, where we have seen much more stability and normal purchasing patterns. We remain focused on meeting the needs of our customers around the world, while ensuring that we obtain adequate margins for our seed inventories."

Matthew Szot, chief financial officer of S&W Seed Company commented, "A number of opportunities for revenue growth and gross margin expansion continue to present themselves. In particular, we believe that our strategy to move into Australia will be one that has the ability to dramatically transform the capabilities of S&W over the next number of years due to the decreased cost of production in that region. We are already benefitting from the synergies of optimizing our group inventory, and look forward to the coming years as we increase our proprietary S&W seed production in Australia. There will continue to be quarterly fluctuations in gross margins based on revenue mix in any particular quarter, but we continue to stay focused on delivering improved results and managing the business efficiently."

Mr. Grewal concluded, "As we have seen over the last year or so, there are a number of factors that are at play not only in the alfalfa seed market, but the agricultural industry as a whole, that have created a rather dynamic market. Hay sales continue to remain robust, with pricing in certain markets remaining extremely high. We are also seeing a tremendous amount of exports from the western U.S. into Asia and MENA as the demand for hay remains strong. We will continue to stay focused on the long-term opportunities to create a great agricultural company, by avoiding the pitfalls of sacrificing that long-term focus for a short-term benefit. S&W has aggregated an outstanding set of assets, which allows us to leverage our elite alfalfa seed germ plasm, our strong production and distribution capabilities, and an expanding R&D pipeline, to create a strong return for our shareholders over the coming years."

Conference Call
S&W Seed Company has scheduled a conference call for today, Wednesday, May 14, 2014, at 4:30pm ET (1:30pm PT) to review the results of its most recent quarter. Interested parties can access the conference call by dialing (877) 317-6789 or (412) 317-6789 or can listen via a live Internet webcast, which is available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors. A teleconference replay of the call will be available for three days at (877) 344-7529 or (412) 317-0088, confirmation # 10045971. A webcast replay will be available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors for 30 days.

Non-GAAP Measurements
This press release includes certain financial information which constitutes "non-GAAP financial measures" as defined by the SEC. A full reconciliation of the non-GAAP measures to GAAP can be found in the tables of today's press release. EBITDA and Adjusted EBITDA are supplemental to results presented under accounting principles generally accepted in the United States of America ("GAAP") and may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures are used by management to facilitate period-to-period comparisons and analysis of S&W's operating performance and liquidity. Management believes these non-GAAP measures are useful to investors in trending, analyzing and benchmarking the performance and value of S&W's business. These non-GAAP measures should be considered in addition to, but not as a substitute for, other similar measures reported in accordance with GAAP.

About S&W Seed Company

Founded in 1980, S&W Seed Company is a global agricultural company, headquartered in the Central Valley of California. The company is the largest producer of non-dormant, alfalfa seed varieties in the world, with production operations in the San Joaquin and Imperial Valley's of California, as well as in Southern Australia. The company has worldwide sales and distribution through both a direct sales force as well as dealer-distributors. The company's proprietary varieties are designed to meet the shifting needs of farmers that require high performance in poor and highly saline soil conditions and have been verified over decades of university-sponsored trials. Additionally, the company is utilizing its research and breeding expertise to develop and produce U.S.-based stevia leaf. Stevia is an all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

| | Three Months Ended March 31, | | | | Nine Months Ended March 31, | | | |
| | 2014 | 2013 | | | 2014 | 2013 | | |
	GAAP	GAAP	NON-GAAP Adjustments	Adjusted	GAAP	GAAP	Non-GAAP Adjustments	Adjusted
Revenue	8,130,725	4,208,735		4,208,735	31,969,509	24,614,353	-	24,614,353
Cost of revenue	6,482,693	5,677,409	(1,840,209)	3,837,200	25,636,066	23,420,173	(2,140,209)	21,279,964
Gross profit	1,648,032	(1,468,674)	1,840,209	371,535	6,333,443	1,194,180	2,140,209	3,334,389
	20.3%	-34.9%		8.8%	19.8%	4.9%		13.5%
Operating expenses								
Selling, general and administrative expenses	1,722,394	1,280,563	(132,536)	1,148,027	4,787,638	3,096,003	(185,285)	2,910,718
Research and development expenses	167,171	69,835		69,835	647,260	275,302		275,302
Depreciation and amortization	315,381	154,423		154,423	947,169	374,572		374,572
Total operating expenses	2,204,946	1,504,821	(132,536)	1,372,285	6,382,067	3,745,877	(185,285)	3,560,592
Loss from operations	(556,914)	(2,973,495)	1,972,745	(1,000,750)	(48,624)	(2,551,697)	2,325,494	(226,203)
Other expense								
Gain on disposal of fixed assets	(6,897)	-	-	-	(6,897)	-	-	-
Foreign currency (gain) loss	(11,218)	-	-	-	(41,415)	-	-	-
Interest expense, net	149,253	8,804	-	8,804	429,377	30,901	-	30,901
Loss before income tax benefit	(688,052)	(2,982,299)		(1,009,554)	(429,689)	(2,582,598)		(257,104)
Income tax expense (benefit)	(289,458)	(1,109,925)	740,428	(369,497)	(182,436)	(945,589)	851,489	(94,100)
Net loss	$ (398,594)	$ (1,872,374)	1,232,317	$ (640,057)	$ (247,253)	$ (1,637,009)	1,474,005	$ (163,004)
Net loss per common share:								
Basic	$ (0.03)	$ (0.21)		$ (0.07)	$ (0.02)	$ (0.21)		$ (0.02)
Diluted	$ (0.03)	$ (0.21)		$ (0.07)	$ (0.02)	$ (0.21)		$ (0.02)
Weighted average number of common shares outstanding:								
Basic	11,559,022	9,087,463		9,087,463	11,561,346	7,898,123		7,898,123
Diluted	11,559,022	9,087,463		9,087,463	11,561,346	7,898,123		7,898,123

Table A

S&W SEED COMPANY
(A NEVADA CORPORATION)
ITEMIZED RECONCILIATION BETWEEN NET LOSS AND NON-GAAP ADJUSTED EBITDA

| | Three Months Ended March 31, | | | | | Nine Months Ended March 31, | | | |
| | 2014 | 2013 | | | | 2014 | 2013 | | |
	GAAP	GAAP	Non-GAAP Adjustments	Adjusted		GAAP	GAAP	Non-GAAP Adjustments	Adjusted
Net loss	$ (398,594)	$ (1,872,374)	$ 1,232,317	$ (640,057)	$ (247,253)	$ (1,637,009)	1,474,005	(163,004)
Depreciation and amortization	315,381	154,423		154,423	947,169	374,572		374,572
Non-cash stock based compensation	215,108	178,851		178,851	652,603	368,812		368,812
Foreign currency (gain) loss	(11,218)	-		-	(41,415)	-		-
Interest expense, net	149,253	8,804		8,804	429,377	30,901		30,901
Income tax expense (benefit)	(289,458)	(1,109,925)	740,428	(369,497)	(182,436)	(945,589)	851,489	(94,100)
Non-GAAP Adjusted EBITDA	$ (19,528)	$ (2,640,221)		(667,476)	$ 1,558,045	$ (1,808,313)		517,181


S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED BALANCE SHEETS
(Unaudited)


	March 31, 2014		June 30, 2013
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	1,663,840	$ 11,781,074
Accounts receivable, net		11,074,254	12,700,106
Inventories, net		31,762,471	25,822,467
Prepaid expenses and other current assets		1,278,372	509,037
Deferred tax asset		1,708,588	954,874
TOTAL CURRENT ASSETS		47,487,525	51,767,558
Property, plant and equipment, net of accumulated depreciation		10,304,046	10,239,435
Goodwill		4,874,864	4,832,050
Other intangibles, net		14,649,926	15,240,835
Crop production costs, net		2,519,220	1,582,599
Deferred tax asset - long term		1,672,349	1,920,742
Other asset - long term		351,899	-
TOTAL ASSETS	$	81,859,829	$ 85,583,219
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable	$	13,002,437	$ 19,512,235
Accounts payable - related parties		689,685	893,929
Accrued expenses and other current liabilities		858,329	1,662,642
Working capital line of credit		11,878,864	6,755,998
Foreign exchange contract liability		-	663,043
Current portion of long-term debt		266,938	746,788
TOTAL CURRENT LIABILITIES		26,696,253	30,234,635
Non-compete payment obligation, less current portion		150,000	200,000
Other non-current liabilities		18,255	122,881
Deferred tax liability - non-current		303,423	299,682
Long-term debt, less current portion and net of debt discount		4,467,695	4,668,958
TOTAL LIABILITIES		31,635,626	35,526,156
STOCKHOLDERS' EQUITY			
Preferred stock, $0.001 par value; 5,000,000 shares authorized;			
no shares issued and outstanding		-	-
Common stock, $0.001 par value; 50,000,000 shares authorized;			
11,632,688 issued and 11,607,688 outstanding at March 31, 2014;			
11,584,101 issued and outstanding at June 30, 2013		11,633	11,585
Treasury stock, at cost, 25,000 shares at March 31, 2014 and no shares at June 30, 2013		(134,196)	-
Additional paid-in capital		54,784,742	54,338,758
Retained earnings (deficit)		(2,436,697)	(2,189,444)
Accumulated other comprehensive loss		(2,001,279)	(2,103,836)
TOTAL STOCKHOLDERS' EQUITY		50,224,203	50,057,063
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	81,859,829	$ 85,583,219

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine Months Ended March 31,	
	2014	**2013**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (247,253)	$ (1,637,009)
Adjustments to reconcile net loss from operating activities to net cash used in operating activities		
Stock-based compensation	652,603	368,812
Change in allowance for doubtful accounts	10,445	10,445
Stevia inventory impairment charge	-	2,140,209
Depreciation and amortization	947,169	374,572
Gain on disposal of fixed assets	(6,897)	-
Change in foreign exchange contracts	(662,704)	-
Amortization of debt discount	38,473	-
Changes in:		
Accounts receivable	1,654,779	(6,136,983)
Inventories	(5,713,554)	1,616,484
Prepaid expenses and other current assets	(757,992)	9,232
Crop production costs	(936,621)	(2,716,885)
Deferred tax asset	(498,889)	(949,615)
Accounts payable	(6,633,565)	560,328
Accounts payable - related parties	(209,680)	1,939,324
Accrued expenses and other current liabilities	(860,124)	(142,754)
Other non-current liabilities	(104,797)	-
Net cash used in operating activities	(13,328,607)	(4,563,840)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(314,148)	(7,400,169)
Proceeds from disposal of fixed assets	24,832	-
Acquisition of business	-	(3,000,000)
Acquisition of germplasm	-	(57,500)
Investment in Bioceres	(351,899)	-
Net cash used in investing activities	(641,215)	(10,457,669)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from sale of common stock in equity offerings	-	12,876,224
Net proceeds from warrant exercises	-	5,381,137
Common stock repurchased	(134,196)	-
Taxes paid related to net share settlements of stock-based compensation awards	(206,571)	-
Borrowings and repayments on line of credit, net	5,050,874	-
Borrowings of long-term debt	-	2,669,572
Repayments of long-term debt	(719,586)	(65,547)
Net cash provided by financing activities	3,990,521	20,861,386
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(137,933)	-
NET INCREASE (DECREASE) IN CASH	(10,117,234)	5,839,877
CASH AND CASH EQUIVALENTS, beginning of the period	11,781,074	8,235,495
CASH AND CASH EQUIVALENTS, end of period	$ 1,663,840	$ 14,075,372